Exhibit 99.2

Annual Meeting of Shareholders of

PRECISION DRILLING CORPORATION

May 14, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the annual meeting (the "Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed:
	William T. Donovan	209,709,190	99.38%	1,306,803	0.62%
	Brian J. Gibson	209,713,562	99.38%	1,302,431	0.62%
	Allen R. Hagerman	209,718,281	99.39%	1,297,712	0.61%
	Catherine J. Hughes	210,302,226	99.66%	713,755	0.34%
	Stephen J.J. Letwin	203,884,075	96.62%	7,131,918	3.38%
	Kevin O. Meyers	204,804,022	97.06%	6,211,971	2.94%
	Patrick M. Murray	209,485,013	99.27%	1,530,980	0.73%
	Kevin A. Neveu	208,125,470	98.63%	2,890,523	1.37%
	Robert L. Phillips	191,345,931	90.68%	19,670,062	9.32%
2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	221,766,685	98.46%	3,477,086	1.54%
3.	Advisory resolution on the Corporation's approach to executive compensation (“Say-on-Pay”).	207,172,693	98.18%	3,843,294	1.82%